Exhibit 99.77(d)

ITEM 77D - Policies with respect to security investments

1.	On September 15, 2016, the Board of Trustees (“Board”) of VY® T. Rowe Price Capital Appreciation Portfolio approved a change with respect to the Portfolio’s principal investment strategies effective September 23, 2016. The following sentence has been added:

The Portfolio may invest up to 15% of its total net assets in Rule 144A securities.

2.	Effective September 30, 2016, VY® BlackRock Inflation Protected Bond Portfolio’s principal investment strategies were revised to reflect that the Portfolio’s classification was changed from non-diversified to diversified. As a result of this classification change, the Portfolio is limited in the proportion of its assets that may be invested in the securities of a single issuer. Further, the classification change to a diversified fund may cause the Portfolio to benefit less from appreciation in a single issuer than if it had greater exposure to that issuer.